Security Advantage VUL

National Security Life and Annuity Company

National Security Variable Account L

Supplement dated August 5, 2024

to the Notice Document dated April 30, 2024

The following supplements the notice document dated April 30, 2024 (the “Notice Document”). Capitalized terms not defined herein have the meaning ascribed to them in the Notice Document. Please read this supplement in conjunction with your Notice Document and retain it for future reference.

Effective June 28, 2024, the following information replaces the information for the corresponding portfolios in the “Funds Available Under Your Contract” section of Appendix A to reflect reductions in the portfolios’ respective current expenses:

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 year	5 year	10 year
Small Cap Blend Equity	Lazard Retirement US Small Cap Equity Select Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.10%*	10.02%	9.10%	6.73%
Emerging Markets Equity	Lazard Retirement Emerging Markets Equity Select Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.40%*	22.27%	5.01%	2.04%